Exhibit 99.75
October 13, 2006
FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)	jtraub@casselsbrock.com
British Columbia Securities Commission	tel (416) 860-6526
Alberta Securities Commission	fax (416) 640-3196
Saskatchewan Financial Services Commission, Securities Division	file # 38046-3
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “ Corporation”)
Final Short Form Prospectus dated October 13, 2006
We refer to the (final) short form prospectus dated October 13, 2006 (the “Prospectus”) of the Corporation relating to the qualification of Subscription Receipts and the underlying Common Shares and Warrants (as defined in the Prospectus).
We hereby consent to the references to our firm’s opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to the statements with respect to our opinion.
We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained in the Prospectus that are within our knowledge as a result of the services that we have performed in connection with the preparation and filing of the Prospectus.
This letter is solely for your private information and use and is not to be used, quoted from or referred to, in whole or in part, in any document, nor is it to be published, circulated or furnished, in whole or in part, to any other person or company.
Yours truly,
“Cassels Brock & Blackwell LLP”

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com
Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com